November 5, 2010

John Cash, Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	KSW, Inc.
Form 10-K for the year ended December 31, 2009 filed March 19, 2010
Definitive Proxy Statement on Schedule 14A filed March 30, 2010
Form 10-Q for the quarter ended June 30, 2010 filed August 9, 2010
File No. 1-32865

Dear Mr. Cash:

This letter sets forth the responses of KSW, Inc.  (the “Company”) to the comments contained in the letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated October 26, 2010, with respect to the above-referenced filings.  For your convenience, we have repeated in bold type each comment exactly as set forth in the October 26, 2010 comment letter. The Company’s response to each comment is set forth immediately below the text of the comment.

Form 10-K for the year ended December 31, 2009

Item 1. Business, page 3

1.
In future filings, please discuss the sources and availability of your raw materials (e.g. steel) to the extent material to your business.  See Item 101(h)(4)(v) of Regulation S-K.  In this regard, we note your disclosure on page eight that increases in steel piping materials may impact your profit margins.

RESPONSE

The Company will discuss the sources and availability of raw materials, which are predominately steel products, in future filings.  We expect the disclosure to be similar to the following:

The Company purchases steel products from local, national and international distributors.  The Company includes allowances in its estimates for future escalations in steel prices due to market conditions. When market conditions indicate a price rise, the Company enters into agreements locking in prices with its suppliers to purchase steel products, at fixed dollar amounts for extended time periods.  When steel product prices do not fluctuate the Company purchases these products on a price in effect basis.

United States Securities and Exchange Commission
November 5, 2010

Competition, page 5

2.	In future filings, please disclose the methods of competition in your industry. See item 101(h)(4)(iv) of Regulation S-K.

RESPONSE

The Company will discuss methods of competition in the Company’s industry in future filings.  We expect the disclosure to be similar to the following:

On publicly funded projects, the Company competes by submitting a sealed bid to the public entity.  The project is typically awarded to the lowest responsible bidder.   On private projects, the Company and its competitors negotiate with the developer, or its construction manager, on the costs of the mechanical work required.

Results of Operations, page 16

Revenues, page 16

3.
To the extent material to an understanding of your results of operations, in future filings please quantify the number and dollar value of contracts which were cancelled during the periods presented.  We also note your risk factor disclosure on page 7 that several projects have been put on hold or terminated.  Please tell us the dollar value of projects put on hold that remain in your backlog disclosure.

RESPONSE

The Company has in the past and will continue to quantify the number and dollar value of contracts which are cancelled during the periods presented.  Contracts that are cancelled or are put on hold as of the date of the financial period presented in our financial statements are not included in the Company’s disclosures of backlog.

United States Securities and Exchange Commission
November 5, 2010

Liquidity and Capital Resources, page 21

Net cash (used in) provided by Operating Activities, page 21

4.
Your current discussion of cash flows (used in) provided by operating activities merely repeats the information seen on your balance sheets and statements of cash flows.  In future periodic filings, revise your disclosures to discuss the underlying reasons for any significant changes in the line items comprising your operating cash flows, such as accounts receivable and retainage receivable.  In this regard, we note that fluctuations due to the long-term nature of your contracts may impact your liquidity.  Please provide  a more thorough discussion here regarding those impacts in the current period.  Refer to SEC Release 33-8350.

RESPONSE

In future filings, the Company will discuss the underlying reasons for any significant changes in the cash flow statement line items comprising the Company’s operating cash flows.  The Company does not believe that the long-term nature of the Company’s contracts results in fluctuations which could affect the Company’s liquidity.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure,

5.
We note that you changed accountants on August 13, 2009; however, you have indicated that no disclosure is required here.  Please revise future filings to include disclosures as required by Item 304 of Regulation S-K for changes in accountants during your two most recent fiscal years.

RESPONSE

We respectfully note that when the Company changed accountants in 2009, there were no disagreements of the type described in Item 304(a)(1)(iv) or reportable events of the type described in Item 304(a)(1)(v) in connection with such change, and therefore, the information called for by Item 304(b) was not applicable to the Company’s 2009 Form 10-K.

United States Securities and Exchange Commission
November 5, 2010

Item 9A. (T). Control and Procedures, page 28

Management’s Report on Internal Control Over Financial Reporting, page 28

6.
In future filings, please revise your management’s conclusion to include the complete definition of internal control over financial reporting as set forth in Exchange Act Rules 13a-15(f) and 15d-15(f) or simply state, without repeating the definition, that your management concluded on the applicable date that your internal control over financial reporting was or was not effective.

RESPONSE

The Company will revise management’s conclusion in future filings to state only whether management concluded that the Company’s internal control over financial reporting was effective on the applicable date.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 30

7.
In future filings, please provide the information required by Item 404(d) of Regulation S-K with respect all related party transactions since the beginning of the fiscal year preceding your last fiscal year .  See Instruction 2 to Item 404(d) of Regulation S-K.  In this regard, we note from page F-22 that “[d]uring December 2008, [you] purchased a pipe fabrication shop and an adjacent storage yard in Bronx, New York, from the [your] Chief Executive Officer and a charitable foundation he controls at fair market value.”

RESPONSE

The Company will provide the information required by Item 404(d) of Regulation S-K in future filings.

United States Securities and Exchange Commission
November 5, 2010

Notes to the Consolidated Financial Statements

(6) Joint Venture, page F-21

8.
Please tell us and enhance future disclosures to clearly state the method of accounting you are utilizing to account for the joint venture.  Additionally, please tell us what consideration you have given to including financial statements of the joint venture in your filing.  Refer to Item 3-09 of Regulation S-X.

RESPONSE

The work covered by the joint venture is made up of three components, (1) a mechanical segment performed by the Company, (2) an electrical segment performed by the Company’s joint venture partner and (3) a general construction segment.   The Joint Venture has issued three contracts, (1) to the Company to perform the mechanical work, (2) to the Company’s partner to perform the electrical work and (3) to a construction manager to perform the general construction work as an agent for the joint venture, on a reimbursable cost plus fee basis.

The Company has provided a guaranteed maximum price for the mechanical segment of the contract, and its joint venture partner has provided a guaranteed maximum price for the electrical segment of the contract. The Company shares the profits and/or losses derived from the general construction segment equally with its joint venture partner.  The Company  records the assets, liabilities, revenues and costs of revenues associated with the mechanical segment of the contract as gross amounts in the financial statements (i.e. using the proportionate consolidation method), as it would any other contract with a third party. The Company records its 50% share of the revenues and costs of revenues associated with the general construction segment of the contract as gross amounts in the consolidated statement of income and records its portion of the assets and liabilities as a net amount in the consolidated balance sheet, under the caption  “Advances and Earnings of Joint Venture”. The joint venture partner is responsible for the electrical portion of the contract, and the Company is not recognizing any portion of that part of the joint venture contract in its financial statements.

The Company has  prepared an analysis, as determined by Item 1-02(w) of Regulation S-X, to determine if the joint venture was a significant subsidiary investment requiring its separate financial statements to be included in the Company’s 2009 Form 10-K. The results of this analysis showed that it was not necessary to include the financial

United States Securities and Exchange Commission
November 5, 2010

statements of the joint venture in the Form 10-K filing because the joint venture did not meet any of the criteria set forth in Item 3-09 of Regulation S-X.

Definitive Proxy Statement on Schedule 14A

9.	Please refrain from presenting the compensation tables required by Item 402 of
Regulation S-K as appendices to your proxy statement. In future filings, please include the compensation tables in the body of your proxy statement.

RESPONSE

The Company will include the compensation tables in the body of future proxy statements.

Form 10-Q for the quarter ended June 30, 2010

Liquidity and Capital Resources, page 16

Cash used in operations, page 16

10.
We note your disclosure that you are billing the joint venture only for the costs incurred on the project and will bill the joint venture for your profits at a future time.  We also note on page 10 that you have recorded $37,000 in earnings from the joint venture.  Please discuss how you are currently accounting for the joint venture in the company’s results, quantify these results and explain, what, if any, impact this decision may have on your liquidity.

RESPONSE

As indicated in the response to question #8, the Company uses a combination of the proportionate consolidation method and the equity method to account for its interest in the joint venture.  For the six months ended June 30, 2010, the Company’s 50% share of revenues and cost of revenues from the general construction segment of the joint venture contract were included in the consolidated statement of income.  The $37,000 at June 30, 2010 represents the Company’s net earnings on the general construction segment of the contract, as discussed above.

United States Securities and Exchange Commission
November 5, 2010

The decision to bill the joint venture only for the costs incurred on the project has not had a significant impact on the Company’s liquidity. As the job progresses, the joint venture partners will bill the joint venture for their profit, and these amounts will be disbursed.

The Company acknowledges, with respect to its above-referenced filings, that:

·	it is responsible for the adequacy and accuracy of the disclosures in its filings;

·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

·	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you need any additional information, please feel free to contact me.

Very truly yours,

KSW, INC.

Richard W. Lucas
Chief Financial Officer

RWL/sa